UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 27, 2014

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

($ in thousands)

	2013	2012
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. common stock	$ 114,927	$ 230,603
Common and collective trusts	1,801,708	1,577,847
Mutual funds	23,159	25,209
Common stock	25,463	22,806
Other	722	1,315
Fully benefit responsive contracts	944,354	1,204,787
Total investments	2,910,333	3,062,567
Receivables:		
J. C. Penney Company, Inc. contribution	11,949	11,719
Notes receivable from participants	67,832	75,620
Participant contributions	1,593	1,721
Due from broker for securities sold	640	3,003
Interest and dividends	67	61
Other	125	50
Total receivables	82,206	92,174
Total assets	2,992,539	3,154,741
Liabilities:		
Accounts payable and accrued liabilities	1,064	1,200
Due to broker for securities purchased	952	3,323
Total liabilities	2,016	4,523
Net assets reflecting investments at fair value	2,990,523	3,150,218
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(32,620)	(69,644)
Net assets available for benefits	$ 2,957,903	$ 3,080,574

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

($ in thousands)

	2013	2012
Investment income:		
Net appreciation in the fair value of investments	$ 187,793	$ 7,832
Interest	33,440	41,304
Dividends	1,316	6,788
	222,549	55,924
Less investment expenses	(983)	(1,087)
Net investment income	221,566	54,837
Interest income on notes receivable from participants	2,724	3,267
Contributions:		
J. C. Penney Company, Inc., net of forfeitures	48,838	56,478
Participants	102,870	124,150
	151,708	180,628
Total additions	375,998	238,732
Deductions from net assets attributed to:		
Benefit payments	(491,892)	(717,425)
Administrative expenses	(6,777)	(7,258)
Total deductions	(498,669)	(724,683)
(Decrease) in net assets available for benefits	(122,671)	(485,951)
Beginning net assets available for benefits	3,080,574	3,566,525
Ending net assets available for benefits	$ 2,957,903	$ 3,080,574

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates, after completion of 1,000 hours of service in an eligibility period (generally a period of 12 consecutive months), are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company's overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the Benefits Administration Committee and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Aon Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) ***Contributions***

Participants who are classified as highly compensated in 2013 and 2012 (earning more than $115,000 in 2012 for 2013 and $110,000 in 2011 for 2012) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $255,000 for 2013 and $250,000 for 2012) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $17,500 in 2013 and $17,000 in 2012). Participants earning $115,000 or less in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $17,500 in 2013 and $17,000 in 2012). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2013 and 2012. These catch-up contributions are not eligible for the Company's matching contribution.

The Plan allows participants who participated in another employer's qualified retirement plan before coming to work for the company to rollover a portion or all of their distributions from the prior employer's plan. The participant cannot rollover a loan or a Roth 401(k) from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. The associate is immediately vested in these contributions to the Plan.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $255,000 for 2013 and $250,000 for 2012).

During 2013, the Company matching contribution totaled approximately $37.5 million and the Company retirement account contribution totaled approximately $11.3 million. During 2012, the Company matching contribution totaled approximately $45.4 million and the Company retirement account contribution totaled approximately $11.0 million.

(d) ***Participants' Investment Funds***

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Participants direct their investments amongst three tiers of funds as follows:

Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding ranged from 4.25% to 10.50% as of December 31, 2013 and maturities ranged from 2014 through 2018. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance of their Company contributions and any related earnings when their employment ends.

(h) Forfeited Accounts

As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $450 thousand and $22 thousand, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2013 and 2012 were approximately $3.3 million and $3.4 million respectively.

(Continued)

(2) Related Party Transactions

Certain Trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.

As of December 31, 2013 and 2012, the Plan held investments in J. C. Penney Company Inc. common stock totaling $114.9 million and $230.6 million respectively. During the year ended December 31, 2013, 4.4 million shares were acquired and 3.5 million were disposed. During the year ended December 31, 2012, 1.0 million shares were acquired and 3.9 million were disposed. All of these transactions are exempt from the prohibitions against party-in-interest transactions.

Eligible participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Corporation who may also be participants in the Plan. The Plan pays reasonable compensation for those services.

(3) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(c) Notes Receivable From Participants

Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(4) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan's investment assets measured at fair value as of December 31, 2013 and 2012 ($ in thousands):

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2013:				
Common stock (a):				
J. C. Penney Company, Inc.	$ 114,927	$ —	$ —	$ 114,927
Common and collective trusts (b):				
Fixed income securities	—	144,833	—	144,833
Equity funds	—	1,044,266	—	1,044,266
Target date funds	—	612,609	—	612,609
Total common and collective trusts	—	1,801,708	—	1,801,708
Self-directed brokerage window (c):				
Mutual funds:				
Short term investments	7,652	—	—	7,652
Municap bonds	6	—	—	6
Equity	12,181	—	—	12,181
Fixed income	3,320	—	—	3,320
Total mutual funds	23,159	—	—	23,159

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2013:				
Common stock:				
Basic materials	$ 1,468	$ —	$ —	$ 1,468
Communications	3,340	—	—	3,340
Consumer, cyclical	3,468	—	—	3,468
Consumer, noncyclical	2,901	—	—	2,901
Energy	3,589	—	—	3,589
Financial	4,100	—	—	4,100
Industrial	2,528	—	—	2,528
Technology	3,473	—	—	3,473
Utilities	596	—	—	596
Total mutual funds	25,463	—	—	25,463
Other:				
Cash and cash equivalents	479	—	—	479
Preferred stock	233	—	—	233
Partnerships	10	—	—	10
Total other	722	—	—	722
Total self-directed brokerage window	49,344	—	—	49,344

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2013:				
Fully benefit responsive contracts:				
Synthetic investment contract wrapper (e)	$ —	$ —	$ 503	$ 503
Fixed income securities (f)	—	832,847	—	832,847
Separate account contracts (g)	—	110,943	—	110,943
Separate account contracts wrapper (h)	—	—	61	61
Total fully benefit responsive contracts	—	943,790	564	944,354
Total investment assets at fair value	$ 164,271	$ 2,745,498	$ 564	$ 2,910,333

Actual risk depends on the individual investments which are selected by each applicable participant.

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2012:				
Common stock (a):				
J. C. Penney Company, Inc.	$ 230,603	$ —	$ —	$ 230,603
Common and collective trusts (b):				
Fixed income securities	—	84,073	—	84,073
Equity funds	—	936,929	—	936,929
Target date funds	—	556,845	—	556,845
Total common and collective trusts	—	1,577,847	—	1,577,847
Self-directed brokerage window (c):				
Mutual funds:				
Short term investments	9,953	—	—	9,953
Municap bonds	13	—	—	13
Equity	10,783	—	—	10,783
Fixed income	4,460	—	—	4,460
Total mutual funds	25,209	—	—	25,209

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2012:				
Common stock:				
Basic materials	$ 1,149	$ —	$ —	$ 1,149
Communications	3,232	—	—	3,232
Consumer, cyclical	2,680	—	—	2,680
Consumer, noncyclical	2,222	—	—	2,222
Energy	3,428	—	—	3,428
Financial	3,333	—	—	3,333
Industrial	2,224	—	—	2,224
Other equity	14	—	—	14
Technology	3,990	—	—	3,990
Utilities	534	—	—	534
Total mutual funds	22,806	—	—	22,806
Other:				
Cash and cash equivalents	1,113	—	—	1,113
Preferred stock	172	—	—	172
Partnerships	30	—	—	30
Total other	1,315	—	—	1,315
Total self-directed brokerage window	49,330	—	—	49,330

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2012:				
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	$ —	$ 36,168	$ 36,168
Synthetic investment contract wrapper (e)	—	—	854	854
Fixed income securities (f)	—	1,029,891	—	1,029,891
Separate account contracts (g)	—	137,729	—	137,729
Separate account contracts wrapper (h)	—	—	145	145
Total fully benefit responsive contracts	—	1,167,620	37,167	1,204,787
Total investment assets at fair value	$ 279,933	$ 2,745,467	$ 37,167	$ 3,062,567

Actual risk depends on the individual investments which are selected by each applicable participant.

As of December 31, 2013, the plan's investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan's investments had no transfers between levels 1 to 3 from December 31, 2012 to December 31, 2013 or from December 31, 2011 to December 31, 2012.

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a) *Common stock*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and ends with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as it relates to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c) *Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships*: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d) *Guaranteed investment contracts (GIC)*: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. As of December 31, 2012, the yields used calculate the GICs' fair value ranged from 0.56% to 0.84%. (see note 5). The Plan held no GIC investments at December 31, 2013.

(e) *Synthetic investment contract (SIC) wrapper*: These are investment contracts that limit potential losses, if any, in the fixed income securities portfolio. Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities. As of December 31, 2013, the rate used to calculate the SIC wrappers' fair value was 1.11%. As of December 31, 2012, the rates used to calculate the SIC wrappers' fair value ranged from 0.65% to 1.08%.

(f) *Fixed income securities*: Assets underlying synthetic investment contracts include cash, U.S. Treasury and agency securities, corporate bonds, and collateralized mortgage-backed and asset-backed securities, which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.

(g) *Separate Account Contract (SAC)*: Valued at fair value of the underlying assets legally owned by the contract issuer, which are maintained in an account that is segregated from the issuer's general account assets.

(h) *Separate Account Contract Wrapper:* Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities." As of December 31, 2013, the rate used to calculate the SAC wrapper's fair value was 0.76%.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2013 and 2012 ($ in thousands).

	Level 3 investment assets		
	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2013:			
Balance, beginning of year	$ 36,168	$ 999	$ 37,167
Realized losses	(752)	—	(752)
Unrealized (loss) relating to instruments still held at the reporting date	—	(283)	(283)
Purchases and issuances	386	—	386
Sales and maturities	(35,802)	(152)	(35,954)
Balance, end of year	$ —	$ 564	$ 564

	Level 3 investment assets		
	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2012:			
Balance, beginning of year	$ 36,418	$ 1,226	$ 37,644
Realized losses	8	—	8
Unrealized (loss) relating to instruments still held at the reporting date	(235)	(227)	(462)
Purchases and issuances	890	—	890
Sales and maturities	(913)	—	(913)
Balance, end of year	$ 36,168	$ 999	$ 37,167

(5) Guaranteed Investment Contracts, Synthetic Investment Contracts and Separate Account Contracts

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 1.25% to 4.65% at December 31, 2012. The Plan held no GIC investments at December 31, 2013.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The Plan also enters into separate account contracts (SAC) with certain insurance companies. The SAC market valuation is based on the market value of the assets legally owned by the contract issuer, which are maintained in an account that is segregated from the issuer's general account assets.

The average yield for the entire portfolio based on actual earnings was approximately 2.05% and 2.58% during the years ended December 31, 2013 and 2012, respectively. The average yield based on interest rate credited to participants was 2.83% and 2.93% during the years ended December 31, 2013 and 2012, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.

(Continued)

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and SIC may be different for each issuer, and can be found in the individual traditional GIC or SIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract, which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GICs, SACs, SICs, and wrapper contracts held by the Plan as of December 31, 2013 and 2012 ($ in thousands):

December 31, 2013	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A2	$ 277,635	$ 359	$ (9,532)	$ 268,462
Natixis Financial Products Inc.	A2	277,577	—	(9,171)	268,406
State Street Bank & Trust Co.	Aa3	277,635	144	(9,316)	268,463
Total		$ 832,847	$ 503	$ (28,019)	$ 805,331
Separate account contracts:					
Metropolitan Life Insurance Company	Aa3	$ 110,943	$ 61	$ (4,601)	$ 106,403
Total		$ 110,943	$ 61	$ (4,601)	$ 106,403

(Continued)

December 31, 2012	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A3	$ 320,699	$ 501	$ (18,708)	$ 302,492
Natixis Financial Products Inc.	A2	320,641	—	(18,203)	302,438
Rabobank Nederland	Aa2	67,851	152	(4,092)	63,911
State Street Bank & Trust Co.	Aa2	320,700	201	(18,408)	302,493
Total		$ 1,029,891	$ 854	$ (59,411)	$ 971,334
Separate account contracts:					
Metropolitan Life Insurance Company	Aa3	$ 137,729	$ 145	$ (9,481)	$ 128,393
Total		$ 137,729	$ 145	$ (9,481)	$ 128,393

Credit ratings for 2013 and 2012 are Moody's ratings.

December 31, 2012	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
New York Life Insurance Company	A++	$ 15,192	$ (161)	$ 15,031
New York Life Insurance Company	A++	10,453	(80)	10,373
New York Life Insurance Company	A++	10,523	(511)	10,012
Total		$ 36,168	$ (752)	$ 35,416

Credit ratings are sourced from www.standardandpoors.com.

(6) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012 are separately identified ($ in thousands):

Description of investment		2013		2012
State Street Bank S&P 500 Flagship Fund Series	$	297,096	$	246,812
State Street Bank Daily EAFE Fund		221,155		201,430
State Street Bank Passive Intermediate Bond Index Fund		179,960		230,424
State Street Bank Russell 2000 Index Securities Lending Fund		165,770		*
J. C. Penney Company, Inc. common stock		*		230,603

* Fair value is less than 5% for period presented.

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows ($ in thousands):

		2013		2012
J. C. Penney Company, Inc. common stock	$	(116,699)	$	(187,382)
Mutual funds		1,462		1,123
Common stock		4,434		1,328
Other		(636)		(20)
Common and collective trusts		299,232		192,783
Net change in fair value	$	187,793	$	7,832

(7) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated April 22, 2014 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the reliance period specified in the determination letter. The Company will file an application for a new determination letter in accordance with standard IRS filing procedures. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more-likely than-not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

(8) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Plan's Form 5500 ($ in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$ 2,957,903	$ 3,080,574
Less amounts allocated to withdrawing participants	(2,000)	(2,613)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,620	69,644
Net assets available for benefits per Form 5500	$ 2,988,523	$ 3,147,605

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2013 and 2012 to Form 5500 ($ in thousands):

	2013	2012
Benefits paid to participants per the financial statements	$ 491,892	$ 717,425
Add amounts allocated to withdrawing participants at December 31, 2013 and 2012	2,000	2,613
Less amounts allocated to withdrawing participants at December 31, 2012 and 2011	(2,613)	(1,865)
Less deemed distributions during 2013 and 2012	1,153	(1,544)
Benefits paid to participants per Form 5500	$ 492,432	$ 716,629

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 ($ in thousands):

	2013	2012
Total investment income per the financial statements	$ 225,273	$ 59,191
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013 and 2012	32,620	69,644
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012 and 2011	(69,644)	(60,989)
Total investment income per the Form 5500	$ 188,249	$ 67,846

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(9) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(11) Subsequent Event

We have evaluated events and transactions that have occurred subsequent to December 31, 2013 through the date of issuance of the Plan's financial statements for potential recognition or disclosure in these Plan financial statements. No recognition or disclosure matters were noted.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Common stock:			
* J. C. Penney Company, Inc. common stock	(a)	$	114,927
Common and collective trusts:			
* State Street Bank Short Term Investment Fund	(a)		144,833
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)		221,155
* State Street Bank S&P 500 Flagship Fund Series	(a)		297,097
* State Street Bank Russell 1000 Growth Index Fund	(a)		97,049
* State Street Bank Russell 1000 Value Index Fund	(a)		83,235
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)		165,770
* State Street Bank Passive Intermediate Bond Index Fund	(a)		179,960
Vanguard Target Retirement Income Fund	(a)		68,591
Vanguard 2010 Target Retirement Fund	(a)		42,845
Vanguard 2015 Target Retirement Fund	(a)		64,459
Vanguard 2020 Target Retirement Fund	(a)		87,960
Vanguard 2025 Target Retirement Fund	(a)		95,069
Vanguard 2030 Target Retirement Fund	(a)		75,103
Vanguard 2035 Target Retirement Fund	(a)		51,449
Vanguard 2040 Target Retirement Fund	(a)		37,691
Vanguard 2045 Target Retirement Fund	(a)		33,078
Vanguard 2050 Target Retirement Fund	(a)		50,552
Vanguard 2055 Target Retirement Fund	(a)		5,812
Total common and collective trusts			1,801,708
Self directed brokerage window			49,344
Fully benefit responsive contracts:			
Fixed income securities:			
ABBVIE INC	(a)		2,974
ACE INA HOLDINGS	(a)		1,537
ACE INA HOLDINGS INC	(a)		1,314
AETNA INC	(a)		2,606
AFIN 2013-1 A3	(a)		789
AFIN 2013-1 A4	(a)		469
AFIN 2013-3 A2	(a)		773
AFIN 2013-4 A3	(a)		628
AGILENT TECHNOLOGIES INC	(a)		1,210
AGL CAPITAL CORP	(a)		997
ALLYA 2011-3 A3	(a)		39
ALLYA 2012-1 A4	(a)		651
ALLYA 2013-2 A3	(a)		780
ALLYL 2012-SN1 A3	(a)		555

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
ALTRIA GROUP INC	(a)	$	1,432
AMCAR 2011-4 A3	(a)		691
AMCAR 2011-5 A3	(a)		2,063
AMCAR 2012-1 A3	(a)		226
AMCAR 2012-2 A3	(a)		261
AMCAR 2012-3 A3	(a)		141
AMCAR 2012-5 A3	(a)		250
AMCAR 2013-2 A3	(a)		933
AMCAR 2013-3 A3	(a)		1,146
AMCAR 2013-4 A3	(a)		511
AMERICA MOVIL SAB DE CV	(a)		1,248
AMERICAN EXPRESS CO	(a)		1,636
AMERICAN INTL GROUP	(a)		1,343
AMERICAN TOWER CORP	(a)		1,338
AMERISOURCEBERGEN CORP	(a)		2,957
AMOT 2011-1 A2	(a)		265
AMOT 2011-4 A2	(a)		650
AMOT 2012-1 A1	(a)		1,165
AMOT 2012-5 A	(a)		1,177
AMOT 2013-1 A-2	(a)		405
AMXCA 2009-2 A	(a)		1,336
AMXCA 2011-1 A	(a)		2,252
AMXCA 2013-1 A	(a)		852
ANADARKO PETROLEUM CORP	(a)		123
ANHEUSER-BUSCH INBEV WOR	(a)		1,399
ANZ NATIONAL (INTL) LTD 144A	(a)		1,445
APPLE INC	(a)		1,552
ASIAN DEVELOPMENT BANK	(a)		1,546
ATMOS ENERGY CORP	(a)		293
AVALONBAY COMMUNITIES	(a)		404
AVALONBAY COMMUNITIES IN	(a)		427
BAAT 2012-1 A4	(a)		927
BACM 2004-6 A4	(a)		10
BACM 2005 3 A4	(a)		425
BACM 2005-1 A5	(a)		697
BACM 2006-2 A4	(a)		1,391
BACM 2006-4 A4	(a)		882
BACM06-1 A4	(a)		1,643
BANK OF AMERICA CORP	(a)		6,097
BANK OF NEW YORK MELLON	(a)		2,321
BANK OF NOVA SCOTIA	(a)		3,696
BANQUE FED CRED MUTUEL 144A	(a)		2,542

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BARCLAYS BANK PLC	(a)	$	2,640
BAT INTL FINANCE PLC 144A	(a)		397
BAXTER INTERNATIONAL INC	(a)		508
BB&T CORPORATION	(a)		3,460
BERKSHIRE HATHAWAY FIN	(a)		1,121
BERKSHIRE HATHAWAY INC	(a)		208
BG ENERGY CAPITAL PLC 144A	(a)		289
BHP BILLITON FIN USA LTD	(a)		1,533
BK TOKYO-MITSUBISHI UFJ 144A	(a)		1,335
BMWLT 2012-1 A4	(a)		561
BMWOT 2011-A A3	(a)		235
BNP PARIBAS	(a)		1,245
BOARDWALK PIPELINES LP	(a)		581
BOSTON PROPERTIES LP	(a)		1,788
BOTTLING GROUP LLC	(a)		1,777
BP CAPITAL MARKETS PLC	(a)		2,033
BPCE SA	(a)		2,698
BRITISH SKY BROADCASTING 144A	(a)		536
BRITISH TELECOM PLC	(a)		393
BROADCOM CORP	(a)		907
BSCMS 2004-T14 A4	(a)		330
BSCMS 2005-PWR7 A3	(a)		1,403
BSCMS 2005-PWR8 A4	(a)		149
BSCMS 2005-PWR9 AAB	(a)		124
BSCMS 2006 PW12 A4	(a)		1,520
BSCMS 2006 PW12 AAB	(a)		588
BSCMS 2006 PW13 A4	(a)		1,095
BSCMS 2006-T24 A4	(a)		1,070
BSCMS 2007-PW17 AAB	(a)		216
BSCMS 2007-T28 AAB	(a)		541
BURLINGTN NORTH SANTA FE	(a)		1,268
BURLINGTON NORTH SANTA FE	(a)		454
CABMT 2010-IA A 144A	(a)		309
CAMDEN PROPERTY TRUST	(a)		1,183
CAMERON INTL CORP	(a)		852
CANADA	(a)		1,153
CANADIAN IMPERIAL BANK	(a)		1,604
CANADIAN NATL RESOURCES	(a)		1,522
CAPITAL ONE BANK USA NA	(a)		383
CAPITAL ONE FINANCIAL CO	(a)		3,396
CARMX 2010-2 A4	(a)		1,232
CARMX 2011-2 A3	(a)		269

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CARMX 2011-2 A4	(a)	$	1,257
CARMX 2012-1 A3	(a)		311
CARMX 2012-1 A4	(a)		515
CARMX 2012-2 A3	(a)		316
CARMX 2012-2 A4	(a)		192
CARMX 2012-3 A3	(a)		595
CARMX 2012-3 A4	(a)		781
CARMX 2013-1 A3	(a)		465
CARMX 2013-2 A3	(a)		465
CARMX 2013-3 A3	(a)		407
CARMX 2013-4 A3	(a)		814
CATERPILLAR FIN SERV	(a)		1,666
CATERPILLAR FINANCIAL SE	(a)		2,411
CATHOLIC HEALTH INITIATI	(a)		1,299
CC HOLDINGS GS V LLC/CRO	(a)		754
CD 2005-CD1 ASB	(a)		947
CELGENE CORP	(a)		2,368
CGCMT 2004-C1 A4	(a)		187
CGCMT 2013-GC15 A1	(a)		664
CHAIT 2013-A8 A8	(a)		2,708
CISCO SYSTEMS INC	(a)		277
CITIGROUP INC	(a)		5,322
CME GROUP INC	(a)		2,185
CNH 2011-B A3	(a)		304
CNH 2011-B A4	(a)		1,338
CNH 2012-A A3	(a)		669
CNH 2012-A A4	(a)		1,722
CNH 2012-C A3	(a)		500
CNH 2013-A A3	(a)		365
CNH 2013-C A3	(a)		271
CNP 2005-A A3	(a)		307
CNP 2005-A A4	(a)		504
COCA COLA CO	(a)		1,029
COCA COLA FEMSA SAB CV	(a)		533
COCA-COLA AMATIL LTD 144A	(a)		1,294
COCA-COLA CO	(a)		467
COCA-COLA CO/THE	(a)		570
COMM 2004-LB3A A5	(a)		591
COMM 2006-C8 A4	(a)		1,756
COMM 2012-CR3 A3	(a)		508
COMM 2012-LC4 A1	(a)		77
COMMONWEALTH BANK AUST	(a)		3,020

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
COMMONWEALTH EDISON	(a)	$	987
CONTINENTAL AIRLINES INC	(a)		644
CONTL AIRLINES 2012-1	(a)		1,192
CORNELL UNIVERSITY	(a)		194
COSTCO WHOLESALE CORP	(a)		813
CREDIT SUISSE GROUP AG	(a)		103
CROWN CASTLE TOWERS LLC 144A	(a)		3,603
CSFB 2005-C1 A4	(a)		23
CSMC 2006 C4 A3	(a)		916
CVS CAREMARK CORP	(a)		487
DAIMLER FINANCE NA LLC 144A	(a)		2,692
DANAHER CORP	(a)		737
DBUBS 2011-LC3A A1	(a)		184
DBUBS 2011-LC3A A2	(a)		1,022
DCENT 2011-A1 A1	(a)		1,526
DCP MIDSTREAM LLC 144A	(a)		1,344
DCP MIDSTREAM OPERATING	(a)		912
DDR CORP	(a)		1,179
DELTA AIR LINES	(a)		532
DELTA AIR LINES 2011-1	(a)		224
DESF 2001 1 A6	(a)		2,226
DIAMOND OFFSHORE DRILL	(a)		861
DIRECTV HLDG/FIN INC	(a)		1,029
DIRECTV HOLDINGS LLC	(a)		970
DIRECTV HOLDINGS/FING	(a)		1,161
DISCOVERY COMMUNICATIONS	(a)		1,618
DNB BANK ASA 144A	(a)		3,242
DOMINION RESOURCES INC	(a)		940
DOW CHEMICAL CO	(a)		2,694
DROCK 2013-1 A	(a)		1,025
DTE ENERGY COMPANY	(a)		450
DUKE ENERGY CORP	(a)		1,670
EASTMAN CHEMICAL CO	(a)		533
EATON CORP	(a)		371
EATON VANCE CORP	(a)		755
ECOLAB INC	(a)		2,394
ELL 2011-A A1	(a)		880
EMERSON ELECTRIC CO	(a)		740
ENBRIDGE ENERGY PARTNERS	(a)		1,167
ENERGY TRANSFER PARTNERS	(a)		1,648
ENSCO PLC	(a)		3,586
ENTERPRISE PRODUCTS OPER	(a)		1,403

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
EOG RESOURCES INC	(a)	$	1,726
EQUIFAX INC	(a)		555
ERAC USA FINANCE COMPANY 144A	(a)		1,870
ERAC USA FINANCE LLC 144A	(a)		887
ERP OPERATING LP	(a)		26
ESSEX PORTFOLIO LP	(a)		786
EXPRESS SCRIPTS HOLDING	(a)		593
EXPRESS SCRIPTS INC	(a)		2,063
FANNIE MAE	(a)		33,122
FEDERAL HOME LOAN BANK	(a)		24,318
FHL ARM	(a)		16
FHL-15YR GOLD	(a)		56
FHLMC 15YR GIANT	(a)		111
FHLMC 15YR GOLD	(a)		1,456
FHLMC ARM	(a)		2,566
FHLMC GOLD	(a)		4,213
FHLMC_ARM	(a)		14
FHMS 5502 A2	(a)		2,405
FHR 3153 UG	(a)		105
FHR 3913 FA	(a)		592
FHR 4077 MF	(a)		1,305
FIFTH THIRD BANCORP	(a)		1,682
FISERV INC	(a)		2,464
FLORIDA GAS TRANSMISSION 144A	(a)		2,571
FNMA 15YR	(a)		24,675
FNMA 30 YR	(a)		30,255
FNMA 30YR	(a)		169
FNMA ARM	(a)		3,121
FNMA MEGA	(a)		1,040
FNR 2005-69 AD	(a)		179
FNR 2012-79 FM	(a)		1,087
FORD MOTOR CREDIT CO LLC	(a)		3,170
FORDF 2010-3 A1 144A	(a)		1,256
FORDF 2012-2 A	(a)		637
FORDF 2012-4 A1	(a)		1,467
FORDL 2012-B A4	(a)		1,453
FORDL 2013-A A4	(a)		876
FORDL 2013-B A3	(a)		516
FORDL 2013-B A4	(a)		415
FORDO 2010-B A4	(a)		459
FPL 2007 A A3	(a)		2,082
FRANKLIN RESOURCES INC	(a)		393

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FREDDIE MAC	(a)	$	52,379
GATX CORP	(a)		1,089
GCCFC 2007-GG9 AAB	(a)		261
GEDFT 2011-1 A	(a)		1,798
GEDFT 2013-1 A	(a)		1,792
GEEMT 2010-1 A4 144A	(a)		148
GEEMT 2012-1 A4	(a)		300
GEET 2012-1 A3	(a)		414
GEMNT 2009-4 A	(a)		797
GEMNT 2010-2 A	(a)		1,267
GEMNT 2011-2 A	(a)		1,115
GEMNT 2012-1 A	(a)		642
GEMNT 2012-2 A	(a)		1,801
GENERAL ELEC CAP CORP	(a)		7,802
GENERAL ELECTRIC CO	(a)		1,835
GENERAL MILLS INC	(a)		429
GEORGE WASHINGTON UNIVER	(a)		951
GEORGIA POWER COMPANY	(a)		3,039
GILEAD SCIENCES INC	(a)		1,253
GNMA 30 YR	(a)		207
GNMA 30 YR PLAT	(a)		582
GNMA II 15 YR	(a)		4,041
GNMA II 30 YR	(a)		4,327
GNR 2004-47 QV	(a)		782
GNR 2004-77 AB	(a)		208
GOLDCORP INC	(a)		795
GOLDMAN SACHS GROUP INC	(a)		6,928
GOVT NATL ASSN 20Y	(a)		7
GOVT NATL MORTG ASSN	(a)		36
GOVT NATL MTG ASSN	(a)		2
GOVT NATL MTG ASSN I	(a)		16
GOVT NATL MTG ASSN II	(a)		11
GOVT NATL MTG ASSN II 002038M	(a)		1
GRAIN SPECTRUM FUNDING 144A	(a)		1,664
GSMS 2007 GG10 A3	(a)		308
GSMS 2012-GC6 A2	(a)		1,135
GTP ACQUISITION PARTNERS 144A	(a)		1,402
GULF SOUTH PIPELINE	(a)		225
HARLEY DAVIDSON FINL SER 144A	(a)		648
HARLEY DAVIDSON FINL SERV 144A	(a)		1,137
HAROT 2011-3 A4	(a)		1,344
HAROT 2013-4 A3	(a)		1,231

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
HART 2011-A A4	(a)	$	849
HART 2012-C A4	(a)		618
HART 2013-A A4	(a)		641
HART 2013-C A3	(a)		372
HEATHROW FUNDING LTD 144A	(a)		2,595
HEINEKEN NV 144A	(a)		629
HERSHEY CO	(a)		1,979
HOWARD HUGHES MEDICAL IN	(a)		353
HSBC HOLDINGS PLC	(a)		2,629
HSBC USA INC	(a)		895
HUMANA INC	(a)		544
HUNT 2012-1 A4	(a)		539
HYATT HOTELS CORP	(a)		313
HYUNDAI CAPITAL AMERICA 144A	(a)		2,467
INTERCONTINENTALEXCHANGE	(a)		804
INTL FINANCE CORP	(a)		776
INVESCO FINANCE PLC	(a)		1,409
JCPL 2002-A A4	(a)		1,334
JDOT 2012-A A3	(a)		380
JDOT 2012-A A4	(a)		327
JDOT 2013-A A3	(a)		1,851
JOHN DEERE CAPITAL CORP	(a)		911
JPMCC 2005 LDP5 A4	(a)		1,551
JPMCC 2005-LDP2 A3A	(a)		6
JPMCC 2005-LDP4 ASB	(a)		90
JPMCC 2006-CB14 A4	(a)		1,098
JPMCC 2006-LDP7 A4	(a)		2,270
JPMCC 2007-LD12 A4	(a)		450
JPMCC 2012-C6 A1	(a)		81
JPMCC 2012-C8 A3	(a)		748
JPMORGAN CHASE & CO	(a)		5,803
KAISER FOUNDATION HOSPIT	(a)		762
KENTUCKY UTILITIES	(a)		260
KERN RIVER FUNDING CORP 144A	(a)		198
KEY BANK NA	(a)		135
KEYCORP	(a)		801
KFW	(a)		1,433
KILROY REALTY LP	(a)		1,362
KINDER MORGAN ENER PART	(a)		1,039
KRAFT FOODS GROUP INC	(a)		761
KROGER CO/THE	(a)		360

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
LBUBS 2005-C1 A4	(a)	$ 2,676
LBUBS 2005-C5 A4	(a)	141
LBUBS 2005-C7 A4	(a)	523
LBUBS 2006-C1 A4	(a)	1,012
LBUBS 2006-C6 A4	(a)	946
LBUBS06-C7 A3	(a)	231
LG&E & KU ENERGY LLC	(a)	877
LLOYDS BANK PLC	(a)	1,129
LYONDELLBASELL IND NV	(a)	1,236
MAGELLAN MIDSTREAM PARTN	(a)	854
MAGELLAN MIDSTREAM PARTNERS	(a)	363
MANITOBA	(a)	1,975
MARATHON OIL CORP	(a)	1,050
MARSH & MCLENNAN COS INC	(a)	468
MBALT 2012-A A3	(a)	531
MBALT 2012-A A4	(a)	937
MBALT 2013-A A4	(a)	781
MBALT 2013-B A3	(a)	570
MCKESSON CORP	(a)	1,845
MELLON FUNDING CORP	(a)	292
MERCK & CO INC	(a)	3,378
MET LIFE GLOB FUNDING I 144A	(a)	3,480
METLIFE INSTITUTIONAL FD 144A	(a)	457
MISSISSIPPI POWER CO	(a)	222
MLCFC 2006-2 A4	(a)	362
MLMT 2008-C1 A4	(a)	1,622
MMAF 2009-AA A4 144A	(a)	1,505
MORGAN STANLEY	(a)	7,198
MSC 2005 HQ6 A4A	(a)	26
MSC 2005-T17 A5	(a)	186
MSC 2006-HQ9 A4	(a)	593
MSC 2006-T21 A4	(a)	284
MSC 2007-T27 A4	(a)	1,517
MSC 2008 T29 A3	(a)	33
NALT 2011-B A3	(a)	17
NALT 2012-A A3	(a)	638
NALT 2012-A A4	(a)	924
NALT 2013-B A3	(a)	270
NAROT 2012-B A3	(a)	635
NAROT 2013-A A4	(a)	1,020
NATIONAL BANK OF CANADA	(a)	3,251
NATIONAL RURAL UTIL COOP	(a)	1,049

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
NBC UNIVERSAL MEDIA LLC	(a)	$	1,010
NBCUNIVERSAL ENTERPRISE 144A	(a)		483
NBCUNIVERSAL MEDIA LLC	(a)		790
NEW YORK LIFE GLOBAL FDG 144A	(a)		1,181
NEWS AMERICA INC	(a)		1,361
NEXTERA ENERGY CAPITAL	(a)		342
NISOURCE FINANCE	(a)		1,233
NISOURCE FINANCE CORP	(a)		1,620
NISSAN MOTOR ACCEPTANCE 144A	(a)		995
NMOTR 2012-A A	(a)		1,083
NOBLE HOLDING INTL LTD	(a)		109
NORDEA BANK AB 144A	(a)		5,027
NORFOLK SOUTHERN CORP	(a)		1,423
NORTHERN TRUST CORP	(a)		1,848
NVR INC	(a)		1,546
O REILLY AUTOMOTIVE INC	(a)		393
OMNICOM GROUP INC	(a)		1,470
ONEOK PARTNERS LP	(a)		1,337
ONTARIO	(a)		2,065
ORACLE CORP	(a)		1,635
ORIGIN ENERGY FINANCE 144A	(a)		2,489
PACCAR FINANCIAL CORP	(a)		2,632
PACIFICORP	(a)		1,360
PECO ENERGY CO	(a)		1,412
PEGTF 2001-1 A7	(a)		2,829
PEGTF 2001-1 A8	(a)		1,361
PERRIGO CO LTD 144A	(a)		205
PETROHAWK ENERGY CORP	(a)		1,633
PHILIP MORRIS INTL INC	(a)		682
PHILLIPS 66	(a)		1,751
PLAINS ALL AMER PIPELINE	(a)		1,511
PNC BANK NA	(a)		716
PNC FUNDING CORP	(a)		3,107
PRINCIPAL FINANCIAL GROU	(a)		165
PRINCIPAL FINANCIAL GROUP	(a)		311
PRINCIPAL LFE GLB FND II 144A	(a)		935
PROGRESS ENERGY INC	(a)		273
PRUDENTIAL FINANCIAL INC	(a)		1,360
PSEG POWER LLC	(a)		767
QUEBEC PROVINCE	(a)		1,821
REINSURANCE GRP OF AMER	(a)		1,367
REYNOLDS AMERICAN INC	(a)		181

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
	RIO TINTO FIN USA PLC	(a)	$	2,331
	ROGERS WIRELESS INC	(a)		720
	ROPER INDUSTRIES INC	(a)		963
	ROWAN CO INC	(a)		953
	ROWAN COMPANIES INC	(a)		997
	ROYAL BANK OF CANADA	(a)		1,438
	RSBBC 2007-A A2	(a)		1,115
	SABMILLER HOLDINGS INC 144A	(a)		908
	SBA TOWER TRUST 144A	(a)		4,856
	SEMPRA ENERGY	(a)		2,543
	SIMON PROPERTY GROUP LP	(a)		1,834
	SKANDINAVISKA ENSKILDA 144A	(a)		874
	SOUTHERN CO	(a)		1,652
	SPECTRA ENERGY PARTNERS	(a)		373
*	STATE STREET BANK & TRUST CO	(a)		21,868
*	STATE STREET CORP	(a)		1,438
	STATOIL ASA	(a)		1,191
	SUMITOMO MITSUI BANKING 144A	(a)		2,849
	SUMITOMO MITSUI TR BK LT 144A	(a)		1,155
	SUNTRUST BANKS INC	(a)		1,971
	SVENSKA HANDELSBANKEN AB	(a)		1,538
	SVENSKA HANDELSBANKEN AB 144A	(a)		317
	SWEDBANK AB 144A	(a)		4,138
	SWEDISH EXPORT CREDIT	(a)		381
	TAOT 2011-B A4	(a)		457
	TAOT 2012-A A3	(a)		270
	TAOT 2013-A A4	(a)		527
	TECO FINANCE INC	(a)		1,154
	TENNESSEE GAS PIPELINE	(a)		1,444
	THERMO FISHER SCIENTIFIC	(a)		2,487
	THOMSON REUTERS CORP	(a)		1,065
	TIME WARNER INC	(a)		1,180
	TIPS	(a)		19,602
	TJX COS INC	(a)		355
	TORONTO-DOMINION BANK	(a)		3,168
	TOTAL CAPITAL INTL SA	(a)		551
	TOTAL CAPITAL SA	(a)		1,691
	TOYOTA MOTOR CREDIT CORP	(a)		360
	TRANS-CANADA PIPELINES	(a)		1,950
	U S Dollars	(a)		70
	UBS AG STAMFORD CT	(a)		1,158

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
UNION BANK NA	(a)	$	761
UNIONBANCAL CORP	(a)		334
UNITEDHEALTH GROUP INC	(a)		2,940
UNUM GROUP	(a)		261
UNUMPROVIDENT FINANCE CO 144A	(a)		473
US BANCORP	(a)		3,866
US TREASURY N/B	(a)		68,867
VALE OVERSEAS LIMITED	(a)		1,031
VALERO ENERGY CORP	(a)		1,033
VENTAS REALTY LP/CAP CRP	(a)		1,790
VERIZON COMMUNICATIONS	(a)		2,738
VERIZON COMMUNICATIONS 144A	(a)		1,065
VIACOM INC	(a)		204
VOLKSWAGEN INTL FIN NV 144A	(a)		3,004
VWALT 2012-A A4	(a)		462
WACHOVIA BANK NA	(a)		298
WASTE MANAGEMENT INC	(a)		495
WBCMT 2004-C14 A4	(a)		662
WBCMT 2005 C18 A4	(a)		10
WBCMT 2006 C28 A4	(a)		1,017
WBCMT06-C24 A3	(a)		551
WEA FINANCE/WT FIN AUST 144A	(a)		2,886
WEINGARTEN REALTY INVEST	(a)		1,236
WELLPOINT INC	(a)		2,287
WELLS FARGO & CO	(a)		1,889
WELLS FARGO & COMPANY	(a)		2,236
WESFARMERS LTD 144A	(a)		1,304
WESTAR ENERGY INC	(a)		1,432
WESTPAC BANKING CORP	(a)		3,235
WFNMT 2010-A A	(a)		2,145
WFRBS 2013-C16 A1	(a)		515
WFRBS 2013-C17 A1	(a)		517
WHLS 2012-1 A2 144A	(a)		815
WILLIAMS PARTNERS LP	(a)		2,533
WOART 2012-A A3	(a)		601
WOART 2012-A A4	(a)		2,254
WOLS 2012-A A3	(a)		216
WOLS 2012-A A4	(a)		221
WOODSIDE FINANCE LTD 144A	(a)		990
WRIGLEY WM JR CO 144A	(a)		734
XLIT LTD	(a)		1,066
Total fixed income securities value			832,847

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Wrapper agreements:			
Bank of America, NA	(a)	$	359
* State Street Bank & Trust Co.	(a)		144
Total synthetic investment contracts wrapper			503
Separate account contracts:			
Metropolitan Life Insurance Company 32345	(a)		111,004
Total fully benefit responsive contracts			944,354
Total investments		$	2,910,333
Notes receivable from participants:			
* Participants loans, interest rates ranging from 4.25% to 10.50% and maturing 2014 through 2018	(a)	$	67,832

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: /s/ Sharon Boyd
Sharon Boyd
Benefits Controller

Date: June 27, 2014

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Consent of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2014 with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 which report appears in the December 31, 2013 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 27, 2014